Mail Stop 3561

May 15, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Barry Reichman, Chief Executive Officer
Multi-Media Tutorial Services, Inc.
1214 East 15th Street
Brooklyn, New York 11230

       Re: **Multi-Media Tutorial Services, Inc.**
              Form 10-KSB for the fiscal year ended February 28, 2006
              Filed June 15, 2006
              File No. 000-25758

Dear Mr. Reichman:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Linda Cvrkel
                           Branch Chief